Exhibit 99.1

Cohu Acquisition of Xcerra - Messaging Framework

Cohu Transaction – Key Messaging Framework

DOCUMENT PURPOSE

This document provides background information, key facts, and outlines the key messages to be used as the basis for all communications regarding the acquisition of Xcerra Corporation (Nasdaq: XCRA) (Xcerra”) by Cohu, Inc. (Nasdaq: COHU) (“Cohu”). Additional information on tailoring these key messages for specific audiences will be provided as appropriate.

BACKGROUND

Xcerra is being acquired by Cohu, a supplier of semiconductor test and inspection handlers, micro-electro mechanical system (MEMS) test modules, test contactors thermal sub-systems used by global semiconductor manufacturers and test subcontractors. Cohu and Xcerra announced a definitive agreement, unanimously approved by the board of directors of both companies, under which Cohu will acquire all of the outstanding common stock of Xcerra in a combination of cash and Cohu common stock. The transaction price represents a total equity value of approximately $796 million, and a total enterprise value of approximately $627 million, after excluding Xcerra’s cash and marketable securities net of the debt on its balance sheet as of January 31, 2018. The transaction value represents a premium of 8.4% to Xcerra’s closing price on May 7, 2018 and a premium of 15.4% to Xcerra’s 30-day average closing price. We anticipate the closing to occur in the second half of 2018. After closing, Xcerra will become part of Cohu and Xcerra’s stock will no longer be listed on the NASDAQ stock exchange.

The combination of the two companies is expected to create a technology leader in the backend semiconductor manufacturing process. The new combined company will be a technology leader across semiconductor and PCB test equipment, contactors and inspection, further strengthening our ability to fully capitalize on the growth opportunities in the automotive, IoT, industrial and mobility markets.

QUICK FACTS

Cohu Company Background

●	Cohu was founded in 1957 and is comprised of three business units, Digital Test Handlers, Analog Test Handlers, and Integrated Test Solutions (contactors).
●	Luis A. Müller, Chief Executive Officer, Board Member
o

Luis A. Müller joined Cohu's Delta Design subsidiary in 2005 and has been President and Chief Executive Officer of Cohu since December 2014. Dr. Müller was previously President of Cohu's Semiconductor Equipment Group (SEG) from January 2011 until being named CEO, Managing Director of SEG's Rasco GmbH business unit in Germany from January 2009 to December 2010, and Vice President of SEG's High Speed Pick-and-Place handler products from July 2008 to December 2010. Prior to joining Cohu, Inc. Dr. Müller spent nine years at Teradyne, where he held various management positions in engineering and business development.

o	Dr. Müller holds a PhD in Mechanical Engineering from the Massachusetts Institute of Technology.

Cohu Acquisition of Xcerra - Messaging Framework

●	Jeffrey D. Jones, Vice President Finance and Chief Financial Officer
o

Jeffrey D. Jones joined Cohu’s Delta Design in July 2005 as Vice President Finance and Controller. In November 2007, Mr. Jones was named Vice President, Finance and Chief Financial Officer of Cohu. Prior to joining Delta Design, Mr. Jones, was a consultant and Vice President and General Manager of the Systems Group at SBS Technologies, Inc., a designer and manufacturer of embedded computer products. Prior to SBS Technologies, Mr. Jones was an Audit Manager for Coopers & Lybrand (now PricewaterhouseCoopers).

o	Mr. Jones is a CPA and graduate of the University of Redlands.
●

Cohu is a global leader in test handling, thermal subsystems, package inspection, and contactors test solutions used by the semiconductor industry. Cohu provides its customers with outstanding products and services that reflects Cohu’s commitment to operational excellence, innovation and market leadership.

●

Delta Design has been part of Cohu since 1967 and pioneered pick-and-place handler technology in the 1980s. The company rapidly grew to become an industry leader by the early 1990s. In early 2000, Delta Design developed the first solution for actively controlling temperature during test of power dissipative ICs, thus solving a critical yield problem when testing high-end microprocessors.

●

The acquisitions of Rasco in 2008 and Ismeca in 2012 extended Cohu’s product portfolio to include gravity, strip and turret handling equipment and added new critical technologies to Cohu in contactors, MEMS and LED test, and vision inspection. Today, Cohu offers a broad portfolio of enabling technologies that can be integrated in any of its handler platforms to optimize semiconductor test and solve some of the most challenging customer requirements.

Xcerra Company Background

●

Xcerra Corporation was formed in 2014 following the LTX-Credence acquisition of Everett Charles Technologies (ECT) and Multitest from Dover Corporation in December of 2013. The strategic vision of the LTX-Credence management team in making these acquisitions was to build a company with a greater presence in the semiconductor test cell market.

●	David Tacelli, president and CEO
o

David G. Tacelli was appointed president and chief executive officer of LTX Corporation in November 2005 and continued in that capacity following the formation of LTX-Credence in August 2008. Joining LTX in 1988, Tacelli served in a variety of positions across the company. He served as executive vice president from 1999 to 2002, chief financial officer and treasurer from 1998 to 2000 and vice president of operations from 1996 to 1998.

●	Mark Gallenberger, senior vice president, COO, CFO
o

Mark J. Gallenberger was appointed vice president, chief financial officer and treasurer in 2000 when he joined LTX. In 2006 Gallenberger’s responsibilities expanded to include human resources, information technology, manufacturing and quality. He continued in that capacity following the formation of LTX-Credence in August 2008. Prior to joining LTX, Gallenberger was a vice president with Ernst & Young‘s consulting practice. During his six years with Ernst & Young, Gallenberger established the Deals & Acquisitions Group, where he was involved in numerous domestic and international strategic acquisitions, joint ventures, alliances and equity investments.

●

Xcerra Corporation is the parent company of four brands that have been supplying innovative products and services to the semiconductor and electronics manufacturing industry for more than 30 years. Xcerra’s four brands are atg-Luther & Maelzer, Everett Charles Technologies, LTX-Credence, and Multitest.

Cohu Acquisition of Xcerra - Messaging Framework

●

A key component of the long term growth strategy for Xcerra is to offer differentiated semiconductor test products and services that include providing customers a fully integrated test cell solution directly to their production floor. This strategy allows customers to procure key components of the test cell such as the tester, handler, contactors and interface boards, from a single supplier and to take delivery of a turnkey solution directly into their high-volume manufacturing environment. This strategy reduces risk for the customer associated with doing the test cell integration themselves and has the added benefit of accelerating their ability to get new products to market faster.

Transaction Details

●	Cohu reached out to Xcerra’s management upon the termination of the Xcerra/Hubei Xinyan transaction and communicated Cohu’s interest in acquiring Xcerra.
●

Following extensive diligence and negotiation, and after substantial consideration by both companies’ management and board of directors, we have signed a definitive agreement in which Cohu will acquire all of the outstanding capital stock of Xcerra for an implied value, as of May 7, 2018, of $13.92/share, with approximately 66% payable in cash and 34% payable in Cohu common stock.

●

Cohu intends to fund the cash consideration with a combination of cash on hand from the combined companies' balance sheets and $350 million in debt financing. The transaction is expected to close in the second half of calendar 2018, subject to approval by both companies’ stockholders, customary antitrust regulatory approvals, and other customary closing conditions.

●

Xcerra stockholders are expected to own approximately 30% of the combined company at closing. The transaction has been unanimously approved by the Boards of Directors of both companies. After the close of the transaction, Xcerra will no longer be a public company and its shares will no longer trade on the NASDAQ stock exchange.

●	Xcerra will become a subsidiary of Cohu and the combined company’s stock will trade under the symbol Cohu on the NASDAQ stock exchange.
●	Closing the transaction will require shareholder and regulatory approvals, as well as satisfaction of customary closing conditions.
●	Until the transaction closes both companies will continue to compete independently.

Organization

●	Following the closing of the transaction, two of the current members of the Xcerra board of directors will join the Cohu board of directors.
●	Luis Müller will remain president and chief executive officer and lead the combined company, and Jeff Jones will continue to serve as vice president of finance and chief financial officer.
●	Dave Tacelli, Xcerra’s president and CEO, and Mark Gallenberger, Xcerra’s SVP, CFO, and COO, will transition their responsibilities to Luis and Jeff.
●	The remaining organizational management of the combined company has not yet been determined.

Cohu Acquisition of Xcerra - Messaging Framework

KEY MESSAGES

Transaction/Company:

●	The transaction is expected to create a global leader in backend semiconductor and PCB test and inspection, including:
o	Semiconductor test handlers
o	Semiconductor test contactors
o	Semiconductor SOC testers
o	Semiconductor vision inspection
o	Flying Probe bare-board PCB test systems
●	The combination of complementary handler products and technologies is expected to result in a stronger portfolio to better meet the future needs of our customers
●	The management and day-to-day operations of the combined company is expected to be a blend of Cohu and Xcerra management teams
o	Luis Müller, will be President and CEO and Jeff Jones, CFO
o	All other senior management to be announced post-closing.
●	The combined company is expected to deliver strong financial results:
o	Combined sales for the trailing twelve months in excess of $800 million
o	Expected synergy cost savings of over $20M within 2 years
o	We expect the full integration to take up to 36 months after the close of the deal, however, most of the work should be completed by end of 2020.
o	We expect strong cash flow generation at the combined company.
●	We expect the transaction to close in the second half of this calendar year.

Customers:

●

It will be business as usual until the acquisition is completed, and thereafter continuing growth plans for the SOC tester, test contactor and flying probe PCB tester customers. We expect no changes in the way the business targets to grow and satisfy customer needs.

●	Once a product roadmap is defined for the combined company, we are committed to working with both Xcerra and Cohu customers to make any platform transitions as seamless as possible.
●	We are committed to clear, timely communications throughout this process.

Employees:

●

For employees of both companies it will be business as usual during the pendency of the closing of the transaction. Cohu and Xcerra are each committed to having a plan ready so all employees will know their go forward status as of the closing of the transaction.

●

As a company with expected combined sales for the trailing twelve months in excess of $800 million, we expect to leverage the combined company’s larger size into having a greater ability to grow and enter new markets, thus creating new opportunities for employees.

●	As the combined company grows, employee opportunities in the Americas, Europe and Asia are expected to grow.
●	As a larger and financially stronger combined company, we will also be afforded increased opportunities to make strategic investments in technologies and products and acquire complementary businesses.

Cohu Acquisition of Xcerra - Messaging Framework

Supporting Talking Points: Transaction/Company

The combination of Xcerra and Cohu is expected to create a global technology leader in the backend semiconductor manufacturing process.

With combined annual sales of each company over the last 12 months in excess of $800 million and a business model that we expect will be enhanced by over $20M in expected cost synergy savings, the transaction is a win-win for both Xcerra and Cohu shareholders.

Market dynamics		Transaction advantages		Projected growth
●	The combined company is expected to be a leading supplier of semiconductor test handlers and contactors.	●	Gain access to new opportunities as a major supplier of backend semiconductor manufacturing equipment, an over $5.0B addressable market.	●	Company expects growth from cross selling across product lines and geographic regions.

●	We plan to accelerate growth of SOC testers and better leverage the strength of a larger business with a broader customer penetration in the semiconductor market.	●	Draw upon each company’s respective IP to create best in class handler and contactor products.	●	Larger, financially stronger combined company is expected to better position the combined company with all existing customers of Cohu and Xcerra.

●	The combined company is also expected to be a leading supplier in the bare-board PCB testing market.	●	Significant accretion in the combined business model and cash generation opportunities with the new company.	●	Inorganic growth is expected to remain part of the corporate strategy.

●	The combined company is expected to be a technology leader and continue its growth plans in semiconductor vision inspection.

Cohu Acquisition of Xcerra - Messaging Framework

Supporting Point 1: Products

After the transaction closes, product roadmaps generally continue as planned, although we expect to benefit from sharing technology in test handlers and contactors. However, we expect the individual strengths of both companies to play a significant role in the outcome of the roadmap, resulting in a combination of Cohu and Xcerra products. Until the transaction closes, the companies will continue to compete independent of one another.

Established products			Future developments		Roadmap philosophy
●	Deployment of test and/or handling technologies,		●	Continued investment is expected in all product areas.	●	Technology leadership based on a comprehensive
	for:					understanding of test in mid-high end SOC test,
			●	Focus on best in class technology from all handler		handling and contactor markets.
	●	RF wireless		products to create a next generation handler portfolio.
					●	Emphasis on yield improvement and throughput.
	●	Power management	●	Operational consolidation to maximize existing asset
				base.	●	Leverage leadership in critical technologies such as
	●	Consumer digital				RF.

	●	Microprocessors

	●	Application processors

	●	Microcontrollers

	●	MEMS/Sensor

	●	LED

	●	Flat Panel Display driver

	●	WLCSP devices

	●	Power discrete

●	Contactors and pins in digital, power and precision analog/RF segments

●	Bare board PCB testers

Cohu Acquisition of Xcerra - Messaging Framework

Supporting Talking Point 2: Customers

Customers should continue to expect a high level of support from the company.
Continuity of existing relationships		Development support to reduce time to production test release		Global strength of direct channel, enhanced by certified third-party support network
●	Minimal overlap in customers and market segments	●	Expect to enhance global support network across	●	Established and experienced local direct sales and
			North America, Europe, and Asia		sales representatives for all regions except Taiwan
●	Combined company will maintain continuity of all				and China where Spirox is the official distributor for
	customer sales, service and support relationships	●	Dedicated to enabling rapid release to high volume		the Xcerra’s semiconductor products. Cohu is sells
			manufacturing of customer devices		and service products in all global regions with some
limited representatives in certain geographies that
		●	Management focus on intelligent integration of		are expected to continue to contribute to the
			handler product lines for customer benefit		combined business going forward

		●	Increased and accelerated innovation to deliver solutions to customers

Supporting Talking Point 3: Employees

Committed to frequent communications with employees throughout the integration planning period. Longer term, the expected enhanced growth prospects for the combined company are expected to provide career development opportunities for employees.

Organizational Impact		More opportunity in longer term		Benefit plans remain as is
●	Cohu initiated the contact with Xcerra upon the	●	Continued combined company growth is expected to	●	Xcerra specific: No immediate impact to existing
	termination of the merger agreement between		enhance employee advancement prospects		benefit plans is expected except the restart of
	Xcerra/Hubei/Xinyan				Xcerra’s US employee stock purchase plan (ESPP)
will not happen August 1, 2018 as previously
●	Go-forward leadership team will be led by industry				announced.
veterans, Luis Müller, President and CEO and Jeff
	Jones, CFO			●	Xcerra specific: For employees with unvested RSUs,
such RSUs will continue to vest on their current
●	No expected changes to our desired culture of				vesting schedule but will be converted into RSUs for
	Technology Leadership and Excellence				Cohu common stock upon the closing of the
transaction (at an exchange ratio defined by the
terms of the transaction agreement.

Cohu Acquisition of Xcerra - Messaging Framework

Supporting Point 4: Shareholder Value

Structured for consistently strong financial performance in automotive, computing, industrial, IoT, consumer and mobility-driven market segments.
Industry leader in the semiconductor backend		Win-win for shareholders		Positive Reception from Financial Community
●	Combined sales for the last 12 months in excess of	●	Deal is good for Xcerra shareholders. Combination of	●	Consistently mentioned as the next logical
	$800 million.		cash and stock delivers value today while still		combination of companies
providing the opportunity to benefit from the
●	Expect to grow the business through cross-selling		combined company’s growth and performance.	●	Expect a very positive reaction and support moving
	opportunities.				forward.
		●	Deal is good for Cohu shareholders. Combination of
●	Post over $20M synergy target the company should		two companies expected to create new growth
	generate strong positive cash flow.		opportunities in a larger $5 billion addressable market,
leveraging technologies, customer footprint and
●	Current Xcerra NOLs will be assumed by Cohu but		stronger global infrastructure. Enhanced access to
	subject to an annual limit to be determined.		capital markets.

		●	Ability for focused R&D on a combined platform
basis, and better overall business model.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Cohu, Inc. (“Cohu”) and Xcerra Corporation (“Xcerra”) and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR); (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Cohu and Xcerra to consummate the proposed transaction, including as a result of the failure of Cohu to obtain or provide on a timely basis or at all the necessary financing; (iii) the ability of Cohu and Xcerra to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Cohu, Xcerra, or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Cohu’s and/or Xcerra’s respective businesses; (vii) the ability of Cohu or Xcerra to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Cohu’s or Xcerra’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Cohu’s or Xcerra’s ability to pursue certain business opportunities or strategic transactions; (xi) the adverse impact to Cohu’s operating results from interest expense on the financing debt, rising interest rates, and any restrictions on operations related to such debt; (xii) continued availability of capital and financing and rating agency actions; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other factors as are set forth in (A) Cohu’s periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to those described under the heading “Risk Factors” in Cohu’s Form 10-K for the fiscal year ended December 31, 2017, (B) Xcerra’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Xcerra’s Form 10-K for the fiscal year ended July 31, 2017, (C) in the Registration Statement on Form S-4 (the “Registration Statement”) that has or will be filed by Cohu with the SEC containing a prospectus with respect to the Cohu common stock to be issued in the proposed transaction and a joint proxy statement of Cohu and Xcerra in connection with the proposed transaction (the “Joint Proxy Statement/Prospectus”) that is or will be contained therein, and (D) the other filings made by Cohu or Xcerra with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. Neither Cohu nor Xcerra can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Cohu nor Xcerra undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Cohu, Xcerra, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Xcerra stockholders or Cohu stockholders generally, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Xcerra’s directors and executive officers and their beneficial ownership of Xcerra common stock is also set forth in Xcerra’s proxy statement on Schedule 14A filed with the SEC on September 5, 2017, and in its Annual Report on Form 10-K for the year ended July 31, 2017, and is supplemented by other public filings made, and to be made, with the SEC by Xcerra. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors. Information concerning Cohu’s directors and executive officers and their beneficial ownership of Cohu’s common stock is set forth in Cohu’s annual proxy statement on Schedule 14A filed with the SEC on April 3, 2018, and in its Annual Report on Form 10-K for the year ended December 31, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available. You may obtain copies of the documents described in the preceding sentence when they become available free of charge by visiting the SEC’s website at www.sec.gov.

Additional Information and Where You Can Find It

Cohu will file with the SEC the Registration Statement containing the Joint Proxy Statement/Prospectus and other documents concerning the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be delivered to the stockholders of Xcerra and Cohu after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement/Prospectus or any other documents that Xcerra or Cohu may file or may have filed with the SEC, or will send or have sent to stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they become available) and other documents filed by Xcerra and Cohu with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus and other documents filed by Xcerra or Cohu may also be obtained free of charge by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors or by contacting Xcerra Investor Relations by telephone at (781) 467-5063 or by mail at Xcerra Investor Relations, Xcerra Corporation, 825 University Avenue, Norwood, MA 02062, attention Rich Yerganian or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com or by contacting Cohu Investor Relations by telephone at (858) 848-8106 or by mail at Cohu Corporate Headquarters, 12367 Crosthwaite Circle, Poway, CA 92064, attention Jeffrey D. Jones.